03045640

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Victoria Resource Corporation

*CURRENT ADDRESS Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, BC V7X 1J1

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 2688 FISCAL YEAR 2/28/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[X]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A (PROXY)	[ ]		

OICF/BY: [initials]
DAT : 1/13/04

82-2888

AR/S
2/28/03

Victoria Resource Corporation

CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2003 and February 28, 2002

PRICEWATERHOUSECOOPERS

AUDITORS' REPORT

To the Shareholders of
Victoria Resource Corporation

We have audited the consolidated balance sheets of **Victoria Resource Corporation** as at February 28, 2003 and February 28, 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and February 28, 2002 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C.
May 30, 2003
(except for Note 3 which is as at June 15, 2003)

VICTORIA RESOURCE CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in Canadian dollars)

	As at February 28 2003	As at February 28 2002
ASSETS		
Current		
Cash and cash equivalents *(Note 9)*	**$ 41,917**	$ 100,936
Accounts receivable	**4,242**	910
Prepaid expenses	**4,823**	-
	50,982	101,846
Resource properties *(Note 3 and schedule)*	**102,347**	66,733
	$ 153,329	$ 168,579
LIABILITIES		
Current		
Accounts payable and accrued liabilities *(Note 5)*	**121,397**	19,049
Note payable to Bema Gold Corporation *(Note 5)*	**397,847**	294,972
	519,244	314,021
SHAREHOLDERS' DEFICIENCY		
Capital stock *(Note 4)*		
Authorized		
50,000,000 common shares, without par value		
Issued		
12,775,649 common shares (2002 – 12,715,649)	**4,157,285**	4,147,885
Stock based compensation *(Note 4)*	**27,699**	-
Deficit	**(4,550,899)**	(4,293,327)
	(365,915)	(145,442)
	$ 153,329	$ 168,579

Nature of operations *(Note 1)*
Commitments *(Note 3)*
Subsequent events *(Notes 3 and 9)*

Approved by the Board **"Roger Richer"** Director **"Tom Garagan"** Director

(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2003	2002
Expenses		
Stock based compensation *(Note 4)*	$ 27,699	$ -
Office and administrative	22,725	26,105
Interest and bank charges	20,861	21,769
Audit and tax consulting	20,289	13,979
Management fees	18,000	18,000
Shareholder information	11,904	14,071
Listing and filing fees	2,669	1,443
Transfer agent	5,733	3,945
Legal	5,445	5,490
	135,325	104,802
Loss before the following	(135,325)	(104,802)
Write-off of resource properties	(112,721)	(1,452,407)
Costs incurred on resource properties previously written off	(12,920)	-
Interest income	1,712	11,011
Foreign exchange gain	1,682	6,784
Loss for the year	(257,572)	(1,539,414)
Deficit, beginning of year	(4,293,327)	(2,753,913)
Deficit, end of year	$ (4,550,899)	$ (4,293,327)
Basic and diluted loss per common share	$ (0.02)	$ (0.12)
Weighted average number of common shares outstanding	12,745,430	12,688,663

(See accompanying notes to consolidated financial statements)

VICTORIA RESOURCE CORPORATION

CONSOLDIATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED FEBRUARY 28

(expressed in Canadian dollars)

	2003	2002
Operating activities		
Loss for the year	$ (257,572)	$ (1,539,414)
Non-cash charges		
Write-off of resource properties	112,721	1,452,407
Stock based compensation	27,699	-
Accrued interest expense	20,409	17,826
Changes in non-cash working capital		
Accounts receivable	(3,332)	3,822
Prepaid expenses	(4,823)	1,100
Accounts payable	(1,189)	(32,621)
	(106,087)	(96,880)
Financing activities		
Note payable to Bema Gold Corporation	82,466	109,436
Share issuance costs	(600)	-
	81,866	109,436
Investing activities		
Resource properties	(34,798)	(366,459)
Decrease in cash and cash equivalents	(59,019)	(353,903)
Cash and cash equivalents, beginning of year	100,936	454,839
Cash and cash equivalents, end of year	$ 41,917	$ 100,936

Supplemental cash flow information		
Accounts payable and accrued liabilities relating to resource property expenditures	$ 93,037	$ -
Common shares issued for property	$ 10,000	$ 8,500

(See accompanying notes to consolidated financial statements)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and February 28, 2002
(expressed in Canadian dollars)

1 *Nature of operations*

Victoria Resource Corporation ("Victoria") and its subsidiary company (collectively "the Company"), in association with Bema Gold Corporation ("Bema"), its principal shareholder (33.8%), is engaged in the acquisition, evaluation and development of mineral properties. To date the Company has not realized any revenues from its properties and is considered to be an exploration stage company. Bema provides management, administrative and technical services, including all geological assessments to the Company. Accordingly, the Company is economically dependent on Bema to render such services (Note 5).

The Company periodically seeks financing to continue the exploration of its mineral properties. Although the Company has been successful in raising funds to date (Note 9), there can be no assurances that additional funding will be available in the future.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of operations for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

The Company is in the process of advancing the development of its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral property costs represent incurred costs to date and do not necessarily represent future values.

2 *Summary of significant accounting policies*

Principles of consolidation
These consolidated financial statements include the accounts of Victoria and its wholly-owned subsidiary, Victoria Resources (U.S.) Inc. Inter-company balances and transactions have been eliminated.

Use of estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include cash and highly liquid money market instruments which have an original maturity of three months or less.

Resource properties
The Company capitalizes costs for its mineral properties. Mineral exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined to be commercially not feasible are expensed in the year in which the determination is made.

The Company's management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Future income taxes
The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign exchange translation
The Company's subsidiary is an integrated foreign operation. Currency transactions and balances are translated into the reporting currency as follows:

- Monetary items are translated at the rates prevailing at the balance sheet date;
- Non-monetary items are translated at historical rates;
- Revenues and expenses are translated at the average rates in effect during applicable accounting periods except depreciation and amortization which are translated at historical rates;
- Gains and losses on foreign currency translation which are reflected in operations.

Stock based compensation
Effective March 1, 2002, the Company adopted the new accounting standard for stock based compensation. The Company elected not to follow the fair value method of accounting for stock options granted to employees and directors. No compensation expense is recognized if the exercise price of the stock options that are granted to employees and directors is set at market value on the date of the grant. As permitted by the standard, entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income

statement is provided, the pro forma net income and basic and diluted net income per share as if the fair value based accounting method had been used to account for stock-based compensation. The granting of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of the share options is credited to capital stock.

Loss per share
Loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and February 28, 2002
(expressed in Canadian dollars)

3 *Resource properties*

	2003	2002
Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, Nevada	$ 102,347	$ -
North Carlin property, Nevada	-	66,733
	$ 102,347	$ 66,733

Mill Canyon, Hilltop-Slaven and Pinson-Preble properties
On January 21, 2003, the Company announced that it had signed letters of intent ("LOI") for the option to acquire interests in three gold exploration properties located in the Carlin Trend area of Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation ("Newmont"). The three properties are: Mill Canyon; Hilltop-Slaven; and Pinson-Preble. Final mining lease agreements for the Hilltop-Slaven and Pinson-Preble properties were completed on June 15, 2003. The Company will acquire the Mill Canyon property pursuant to a Purchase Agreement dated May 13, 2003, as amended by an amendment agreement dated May 14, 2003. Final closing of the acquisition of the Mill Canyon property is expected to occur in September 2003.

These acquisitions were facilitated by Dr. Raul Madrid ("Madrid") and Mr. Richard Andrews ("Andrews") who selected the properties and negotiated the agreements with Newmont on behalf of the Company. Pursuant to an Assignment Letter Agreement dated December 17, 2002 and accepted by the Company on January 9, 2003, Madrid and Andrews agreed to assign all of their rights and interest in the properties to the Company in consideration for 5 million common shares of the Company to be issued as follows: 1.25 million common shares upon closing; and 1.25 million common shares on each of the first three anniversaries of the closing (provided that any of the properties are retained).

As consideration for the assistance of Haywood Securities Inc. ("Haywood") in facilitating the entering into of the Assignment Letter Agreement, pursuant to a letter agreement dated January 20, 2003 (the "Facilitation Fee Agreement") the Company agreed to issue to Haywood 500,000 common shares of the Company as follows: 200,000 common shares upon closing; and 150,000 common shares on each of the first and second anniversary of such closing. The Company has agreed to assume all environmental and reclamation obligations of Newmont with respect to the properties and to post sufficient reclamation bonds with the applicable government entities for Newmont to obtain a full release in respect of any bonding. Bema has agreed to guarantee the Company's obligations in this regard. Management expects that the initial reclamation bond that is required to be posted to cover the existing and new areas of surface disturbance will approximate U.S.$300,000.

The Mill Canyon property consists of 426 unpatented and 11 patented mining claims in the Cortez Mountains, 36 miles southeast of Battle Mountain, Nevada. Pursuant to the terms of the Purchase Agreement, the Company will acquire a 100% interest in the property and has agreed to issue 200,000 common shares of the Company and to pay U.S.$75,000 to Newmont on closing. In addition, the Company has agreed to issue to Newmont 150,000 common shares of the Company on each of the first two anniversaries of the closing and pay U.S.$100,000 and U.S.$125,000 on the first and second anniversaries of the closing, respectively. The Company

(expressed in Canadian dollars)

has also agreed to the following work commitments: U.S.$200,000, U.S.$300,000, U.S.$500,000, U.S.$500,000 and U.S.$500,000, respectively, in each of the first five years of the agreement. Of these expenditures, the initial U.S.$200,000 is a firm obligation. Newmont retains a 3.5% net smelter return royalty and also has a back-in right exercisable within 30 days after the fifth anniversary or upon completion of U.S. $2,000,000 in expenditures on the property. Pursuant to this right, Newmont can earn a 50% interest by paying 250% of the total expenditures made to such date by the Company. At that time each party would be subject to normal joint venture dilution provisions and the net smelter return royalty would be eliminated.

The Hilltop-Slaven property consists of a lease and sublease of Newmont's mineral interests in parts or all of approximately 50 square miles of checkerboard property and 19 unpatented mining claims in the Northern Shoshone Range, 17 miles southeast of Battle Mountain, Nevada. Pursuant to the terms of the mining lease agreement for the Hilltop-Slaven property, the Company will acquire a 100% interest in the property and has agreed to the following work commitments: U.S.$200,000, U.S.$300,000, U.S.$500,000, U.S.$750,000, U.S.$750,000, U.S.$1,000,000 and U.S.$1,500,000, respectively, for each year of the first seven years of the agreement. Of these the first year commitment of U.S. $200,000 is a firm obligation. After the fifth year of the agreement, the Company must reduce its land position in the Hilltop-Slaven property to ten sections. Newmont also has a back-in right, exercisable within sixty days of completion of a positive feasibility, to earn back a 51% interest in the property upon payment to the Company of 250% of the Company's expenditures on the property to such date (at which time the net smelter return royalty will be eliminated).

The terms of the Pinson-Preble property mining lease agreement are identical to the terms of the Hilltop-Slaven mining lease agreement, with the exception that after the fifth year of the Pinson-Preble agreement, the Company is required to reduce its land position so that it retains no more than 50% of the original property position acquired under the agreement.

North Carlin property
Subsequent to February 28, 2003, the Company terminated its option to earn an interest in the North Carlin property located in Elko County, Nevada. As a result, the Company wrote-off related deferred acquisition and exploration expenditures totalling $112,721 as at February 28, 2003.

Other properties
During the year ended February 28, 2002, the Company terminated its option to earn an interest in the Monte Cristo, Red Rock and Mustang properties which were all located in Nevada. As a result, the Company wrote-off related deferred acquisition and exploration expenditures totalling $1,452,407.

(expressed in Canadian dollars)

4 *Capital stock*

	2003		2002	
	Shares	**Amount**	**Shares**	**Amount**
Balance, beginning of year	**12,715,649**	**$ 4,147,885**	12,665,649	$ 4,139,385
Issued during the year				
For North Carlin property, net of issue costs *(Note 3)*	**60,000**	**9,400**	50,000	8,500
Balance, end of year	**12,775,649**	**$ 4,157,285**	12,715,649	$ 4,147,885

As partial consideration for the right to earn a 100% interest in the North Carlin property, the Company issued 50,000 common shares at a price of $0.17 per share on September 11, 2002 and 10,000 common shares at a price of $0.15 per share on July 12, 2002. On September 13, 2001, the Company issued 50,000 common shares at a price of $0.17 per share with respect to the North Carlin property.

On January 29, 2003, the Company granted to directors and employees 1,130,000 stock options at market with an exercise price of $0.34 per share. These options vested on the date of the grant and have a term of five years and expire on January 28, 2008. Of the options granted, 100,000 options were granted to a consultant resulting in a charge to operations of $27,699.

At February 28, 2003, a total of 7,564 stock options were available for grant. Changes in the Company's stock options are provided in the table below.

	Number of outstanding and exercisable options	Weighted-average exercise price
Outstanding at February 28, 2001	1,050,000	0.33
Cancelled	(125,000)	0.30
Expired	(555,000)	0.36
Outstanding at February 28, 2002	370,000	0.30
Cancelled	(230,000)	0.30
Granted	1,130,000	0.34
Outstanding at February 28, 2003	1,270,000	0.34

(expressed in Canadian dollars)

Stock options outstanding and exercisable as at February 28, 2003 are as follows:

	Range of exercise price	Number of outstanding options	Weighted-average years to expiry	Weighted-average exercise price
Granted in 2000	$0.30	140,000	2.8	$0.30
Granted in 2003	$0.34	1,130,000	5.0	$0.34
		1,270,000	4.8	$0.34

The following are the pro forma loss and basic and diluted loss per share amounts had the Company charged the fair value of stock based compensation for options granted during the year ended February 28, 2003.

	2003
Loss per year	
As reported	$ 257,572
Pro forma	542,876
Basic and diluted loss per share	
As reported	$ 0.02
Pro forma	0.04

The fair value of these options was estimated at $0.28 per option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

- Risk free interest rate of 3.00%
- Expected life of 3 years
- Expected volatility of 150%
- Dividend yield rate of Nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and February 28, 2002
(expressed in Canadian dollars)

5 *Related party transactions*

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema:

	2003	2002
Project management and field work	**$ 1,261**	$ 66,750
Office and administration	**$ 21,900**	$ 21,900
Management fees	**$ 18,000**	$ 18,000
Interest	**$ 20,409**	$ 17,826
Shareholder information	**$ 10,800**	$ 10,800
Accounts payable	**$ 37,780**	$ -

The notes payable are advances from Bema, including accrued interest, and bear interest at a bank's prime lending rate plus 2%, payable on demand after February 28, 2004.

6 *Income taxes*

Non-capital loss carry-forwards for Canadian tax purposes of $375,000 expire in the following years unless utilized: 2004 – $12,000; 2005 – $36,000; 2006 – $30,000; 2007 – $37,000; 2008 - $80,000; 2009 - $74,000 and 2010 - $106,000. For U.S. income tax purposes, loss carry-forwards of U.S.$1,184,000 commence to expire in 2008 to 2023 unless utilized. The Company has gross unrecorded deferred tax assets of $19,000 and $133,000 relating to resource properties and operating loss carry-forwards, respectively. The benefit of these amounts has not been reflected in these consolidated financial statements.

7 *Fair value of financial instruments*

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

Management has assessed that it is not practical to determine the fair value of the notes payable to Bema due to the unavailability of similar borrowing arrangements on an arm's length basis. Interest on the notes payable fluctuates with the bank prime rate.

8 *Segmented information*

The Company's principal activity is the exploration of mineral properties. The Company's resource properties are located in the United States as disclosed in Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2003 and February 28, 2002
(expressed in Canadian dollars)

9 Subsequent events

Subsequent to February 28, 2003:

- **Brokered private placement**
  On May 2, 2003, in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties (Note 3), the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Bema was a participant in the private placement and acquired 3.9 million units of the 12 million units sold. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004. An agent's commission of 6% of the gross proceeds of the financing was paid to Haywood in connection with the financing. The commission was paid in units and totalled 720,000 units.

- **Common shares issued for property**
  On May 2, 2003, the Company issued 1,650,000 common shares in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties (Note 3) which are being held in trust until closing.

RESOURCE PROPERTIES SCHEDULE
FOR THE YEARS ENDED FEBRUARY 28, 2003 AND FEBRUARY 28, 2002
(expressed in Canadian dollars)

	North Carlin Property	Mill Canyon, Hilltop-Slaven & Pinson-Preble Properties	Total 2003	Total 2002
Balance at beginning of year	$ 66,733	$ -	$ 66,733	$ 1,144,181
Expenditures incurred during the				
Geology	10,882	-	10,882	66,750
Field wages and consulting fees	-	46,804	46,804	-
Travel	-	12,686	12,686	22,544
Claim maintenance	10,685	-	10,685	142,037
Assays	-	-	-	23,490
Drilling	-	-	-	111,638
Acquisition costs	24,421	42,857	67,278	8,500
	45,988	102,347	148,335	374,959
	112,721	102,347	215,068	1,519,140
Write-off of resource properties	(112,721)	-	(112,721)	(1,452,407)
Balance at end of year	$ -	$ 102,347	$ 102,347	$ 66,733

BC FORM 51-901F, Quarterly Report
For the Fourth Quarter ended February 28, 2003

Incorporated as part of:	______	**Schedule A**
	X	**Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	**Victoria Resource Corporation**
ISSUER ADDRESS:	Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1
ISSUER TELEPHONE:	(604) 681-8371
ISSUER FAX:	(604) 681-6209
ISSUER EMAIL ADDRESS:	investor@bemagold.com
ISSUER WEBSITE:	www.bema.com
CONTACT PERSON:	Roger Richer
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 681-8371
FOR QUARTER ENDED:	**February 28, 2003**
DATE OF REPORT:	July 17, 2003

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y/M/D
"Roger Richer"	ROGER RICHER	03/07/17
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED Y/M/D**
"Tom Garagan"	TOM GARAGAN	03/07/17

AMENDED

VICTORIA RESOURCE CORPORATION

Schedule B - Supplementary Information,

For the period ended February 28, 2003

1. Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A for the fiscal year to date:

   See Schedule A

2. (a) There were no securities issued during quarter under review.

   (b) Summary of Options granted during quarter under review:

Name	Number	Exercise Price	Date Granted	Expiry Date
Clive Johnson	150,000	$0.34	January 28, 2003	January 29, 2008
Roger Richer	150,000	$0.34	January 28, 2003	January 29, 2008
Tom Garagan	150,000	$0.34	January 28, 2003	January 29, 2008
Steve Kay	150,000	$0.34	January 28, 2003	January 29, 2008
Consultants	200,000	$0.34	January 28, 2003	January 29, 2008
Employees	330,000	$0.34	January 28, 2003	January 29, 2008
Total	1,130,000			

3. (a) Particulars of authorized and issued share capital as at February 28, 2003:

			Issued	
Class	Par Value	Number Authorized	Number	Amount
Common	no par value	50,000,000	12,775,649	$4,157,285

   (b) Options outstanding as at February 28, 2003:

Security	Number	Exercise Price	Expiry Date
Options	50,000	$0.30	December 19, 2005
Options	1,130,000	$0.34	January 29, 2008

(c) Shares in escrow or subject to pooling: Nil

(d) List of Directors and Officers:

Roger Richer	President and Director
Clive T. Johnson	Director
Steve Kay	Director
Tom Garagan	Vice President, Exploration and Director
Laurie McPherson	Secretary
Mark Corra	Treasurer

VICTORIA RESOURCE CORPORATION
Schedule C – Management's Discussion and Analysis

The following discussion of the operating results and the financial position of Victoria Resource Corporation (the "Company") for each of the years in the two-year period ended February 28, 2003 should be read in conjunction with the Consolidated Financial Statements and related Notes.

RESULTS OF OPERATIONS

The Company reported a loss of $257,600 or $0.02 per share for the year ended February 28, 2003 compared to a loss of $1,539,400 or $0.12 per share in the same period one year earlier. The loss in the current fiscal year was mainly attributable to a $112,700 write-off of the North Carlin property and to general and administrative expenses of $137,700. The increase in general and administrative expenses during the year was due primarily to a non-cash charge of $27,700 for the fair value of stock options granted to a consultant on January 29, 2003. The loss in the previous fiscal year resulted mainly from resource property write-offs of $1,452,400.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2003, the Company had cash and cash equivalents of $41,900 (February 28, 2002 - $100,900) and a working capital deficit of $70,400 (February 28, 2002 – working capital of $82,800).

On May 2, 2003 (see Subsequent events, Note 9 to the Notes to the Consolidated Financial Statements), in connection with the acquisition of the Mill Canyon, Hilltop-Slaven and Pinson-Preble properties, the Company closed a brokered private placement consisting of 12 million units at a price of $0.10 per unit for gross proceeds of $1.2 million. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable at a price of $0.20 per share until May 1, 2004.

Operating activities

Operating activities required funding of $106,100 during the year ended February 28, 2003 compared to $96,900 of the previous fiscal year mainly due to general and administrative expenditures.

Financing activities

The Company was advanced $82,500 and $109,400 from Bema Gold Corporation, the Company's principal shareholder, during the year ended February 28, 2003 and 2002, respectively.

As partial consideration for the right to earn a 100% interest in the North Carlin property, the Company issued 50,000 common shares at a price of $0.17 per share on September 11, 2002 and 10,000 common shares at a price of $0.15 per share on July 12, 2002. On September 13, 2001, the Company issued 50,000 common shares at a price of $0.17 per share with respect to the North Carlin property. The issuance of the common shares with respect to the North Carlin property did not result in any additional cash to the Company.

Investing activities

On January 21, 2003, the Company announced that it had signed letters of intent for the option to acquire interests in three gold exploration properties in Nevada, U.S.A. from a subsidiary of Newmont Mining Corporation. The three properties are: Mill Canyon; Hilltop-Slaven; and Pinson-Preble (see Resource properties, Note 3 to the Notes to the Consolidated Financial Statements). Final mining lease agreements for the Hilltop-Slaven and Pinson-Preble properties were completed on June 15, 2003. The Company will acquire the Mill Canyon property pursuant to a Purchase Agreement dated May 13, 2003, as amended by an amendment agreement dated May 14, 2003. Final closing of the acquisition of the Mill Canyon property is expected to occur in September 2003.

During the year ended February 28, 2003, the Company spent $34,800 (on a cash basis) on resource property expenditures relating to the acquisition of its new properties and to maintenance costs on the North Carlin property. Subsequent to February 28, 2003, the Company elected to terminate its option to earn an interest in the North Carlin property and as a result wrote-off related deferred acquisition and exploration costs totalling $112,700 as at February 28, 2003.

During the year ended February 28, 2002, the Company incurred a total of $366,500 (on a cash basis) in acquisition and exploration expenditures, of which $294,100 was spent on the Red Rock property, primarily on a Phase II drilling program. Based on the results of the exploration program, the Company elected not to pursue its option to earn an interest on the Monte Cristo, Red Rock and Mustang Canyon properties located in southwestern Nevada and as a result wrote-off related deferred acquisition and exploration expenditures of $783,300, $623,200 and $45,900, respectively, totalling $1,452,400.

RISK AND UNCERTAINTIES

Exploration and mining rights

The business of exploration for minerals and mining involves a high degree of risks. Few properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercial ore on the property and any exploration programs are an exploratory search for ore.

Metal prices

Even if Victoria's exploration programs are successful, factors beyond the control of Victoria may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, have been generally declining in real terms and are affected by factors beyond Victoria's control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

OUTLOOK

Geological mapping and sampling has commenced at the Mill Canyon property and a summer drill program is planned for late July or early August depending on permitting and early exploration results. To the northwest, at an estimated 4 to 8 hundred metres from the western edge of the Mill Canyon property is the 3 million ounce, Cortez Hills resource recently discovered by Placer Dome. According to Placer Dome, the Cortez Hills resource occurs within the Cortez Corridor and is a disseminated gold resource in oxidized limestone or crystallized limestone. This presents a priority for the early stages of Victoria's exploration program so that an assessment of its possible extension into the Mill Canyon property can be made. The proximity of the old Cortez Mine, the Horse Canyon Mine and new discoveries such as Cortez Hills demonstrates the excellent potential of the Mill Canyon property.